OMB APPROVAL
OMB Number: 3235-0145
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
hours per response............ 10.4
__________

SCHEDULE 13G (Rule 13d-102)
Information to be included in Statements filed Pursuant to Rule 13-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2 Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Park Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

700164106
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 700164106	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard J. Remijas, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	87,599
	6. Shared Voting Power	21,975
	7. Sole Dispositive Power	87,599
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,574
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11.	Percent of Class Represented by Amount in Row (9) 9.0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 700164106	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer
Park Bancorp, Inc.
(b)	Address of Issuer’s Principal Executive Offices
5400 S. Pulaski, Chicago, Illinois 60632

Item 2.

(a)	Name of Person Filing
Richard J. Remijas, Jr.
(b)	Address of Principal Business Office or, if none, Residence
5400 S. Pulaski, Chicago, Illinois 60632
(c)	Citizenship
U.S. Citizen
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number 700164106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 700164106	13G	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:
109,574
(b)	Percent of class:
9.0%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 87,599

(ii)	Shared power to vote or to direct the vote: 21,975

(iii)	Sole power to dispose or to direct the disposition of: 87,599

(iv)	Shared power to dispose or to direct the disposition of: 0

The amount beneficially owned by Mr. Remijas includes  21,975 shares allocated to his account pursuant to the Employee Stock Ownership Plan for Park Federal Savings Bank (the “Bank”) to which there is shared voting power with the plan trustee, 4,671 shares held in the Bank’s 401(k) Plan which are voted by members of the Advisory Plan Committee for the 401(k) Plan, and 300 shares owned by Mr. Remijas’ spouse.  Mr. Remijas disclaims beneficial ownership of the shares held by his spouse, and such shares are not included in Mr. Remijas’ aggregate beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 700164106	13G	Page 5 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008	/s/ Richard J. Remijas, Jr.
Name: Richard J. Remijas, Jr.